UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28614 / February 9, 2009

_____

In the Matter of   :
                                                              :
Allstate Financial Investment Trust   :
Allstate Institutional Advisors, LLC   :
3100 Sanders Road – Suite J5B   :
Northbrook, IL 60062-7154   :
                                                              :
(812-13523)   :
                                                              :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Allstate Financial Investment Trust and Allstate Institutional Advisors, LLC filed an
application on April 18, 2008, and amendments to the application on October 14, 2008,
February 6, 2009, and February 9, 2009, requesting an order under section 12(d)(1)(J) of
the Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act granting an
exemption from section 17(a) of the Act. The order would permit certain registered open-
end management investment companies to acquire shares of other registered open-end
management investment companies and unit investment trusts that are within and outside
the same group of investment companies.

On January 12, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28581). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do
not involve overreaching, and the proposed transactions are consistent with the policies of
each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Allstate Financial Investment Trust and Allstate Institutional Advisors, LLC (File No. 812-13523) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary